[CAPSTEAD LETTERHEAD]
August 26, 2005
Submitted Via EDGAR and Facsimile
Yolanda Crittendon
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2004 File No. 001-08896
Dear Ms. Crittendon:
     Our responses to the staff’s comments in the August 2, 2005 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K (incorporated by reference)
Exhibit 13
Report of Independent Registered Public Accounting Firm on Audit of Management’s Assessment of Internal Control Over Financial Reporting, page 4
1.	We noted that the auditor’s report on management’s assessment of internal control over financial reporting was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Item 302 of Regulation S-T requires signatures to, or within, any electronic submission to be included in typed form. Although typed signatures were, in all cases, provided elsewhere in our Form 10-K as required (including in Exhibit 23 where our independent registered public accounting firm consented to the incorporation by reference of their report on the 2004 financial statements into our registration statements on file with the Commission), we inadvertently did not include typed signatures of our independent registered public accounting firm in Exhibit 13, which includes portions of our annual report to stockholders. This annual report, with facsimiles of manual signatures, was previously mailed to our stockholders. We also have on file the related manual signatures as required by Item 302 of Regulation S-T. In future filings we will ensure that typed signatures are included throughout the entire Form 10-K including all exhibits.

Yolanda Crittendon
August 26, 2005

Report of Independent Registered Public Accounting Firm on Audit of Consolidated Financial Statements, page 5
2.	We noted that your report of the independent registered pubic accounting firm was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Please see response to comment number one above.
Note 13	— Employee and Director Benefit Plans, page 26
3.	We note that you cancelled all existing options and replaced them with new option grants at a reduced exercise price. Please advise us how you considered EITF 00-23 in determining this transaction was not a repricing triggering variable plan accounting.

We carefully followed EITF 00-23 Issue 49 and FASB Interpretation No. 44 Question 11(c) in canceling and reissuing options in connection with Capstead’s equity restructuring in January 2003 in order to not trigger variable plan accounting. This restructuring involved the payment of a $7.19 special dividend in addition to a $1.16 regular common dividend for the fourth quarter of 2002 for a total dividend payment of $8.35 in January 2003. The special dividend totaled $100.4 million (approximately 47% of common equity prior to the dividend) and as such represented a recapitalization of the Company in accordance with FASB Interpretation No. 44 Question 11(c). All outstanding options were cancelled and an increased number of new options were issued at a reduced option price determined in accordance with paragraph 53(b) of Interpretation 44. The number of new options issued was determined in accordance with paragraph 53(a) of Interpretation 44 such that the total intrinsic value of each new award was equal to the total intrinsic value of the related canceled award. Accordingly, variable accounting for the new options was not triggered.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 38
4.	Reference is made to your disclosure of operating income and operating income per common share as a non-GAAP measure. Tell us what consideration was given to the disclosure requirements of Item 10(e) of Regulation S-K specifically as it relates to:
a.	Avoiding titles that are the same or confusingly similar to GAAP financial measures;

b.	Clarifying why you believe this measure is used to evaluate performance rather than your liquidity based on the manner in which this measure is used (i.e. used by the Board to determine the funds available for dividends). Note, per share measures of liquidity are prohibited; and

Yolanda Crittendon
August 26, 2005

c.	Demonstrating the usefulness of excluding recurring items. Reference is made to Questions 8 and 9 in the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
In addition, tell us what consideration was given to including a reference to where the investor can find the quantitative reconciliation for this non-GAAP measure and disclosing this information in a section clearly labeled as “Other Data”.

On page 38 of Exhibit 13 in the section of Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) entitled “Results of Operations,” Capstead disclosed “Operating income” and “Operating income per common share” in a table of comparative net operating results in the belief this non-GAAP financial measure provides investors with a useful supplemental measure of the Company’s operating performance. A footnote to these disclosures describes the Company’s use of this non-GAAP financial measure and how it is calculated. On page 51 in the section entitled “Comparison of Operating Income and Diluted Income per Common Share” a tabular reconciliation between this non-GAAP financial measure and its GAAP counterpart is provided.
a.	We believe that our use of the terms “operating income” and “operating income per common share” are sufficiently differentiated from the comparable GAAP terms of “net income” and “diluted net income per common share” such that their use conforms with Regulation S-K and that these terms are ideally accurate and descriptive of their intended usage as a “supplemental measure of the Company’s operating performance,” as we describe in the related note to the table on page 38 of Exhibit 13 of our filing. Note also that this measure is only included in this section of our MD&A and not on the face of our income statement.

b.	We believe operating income per common share, as we define and calculate it, is an extremely useful measure of operating performance as opposed to a measure of liquidity. Furthermore, as used in our earnings press releases as well as our periodic filings with the Commission, we have found it very useful in communicating to our investors our performance for a given period. The context of these communications is always focused on results of operations and not liquidity. In order to convey how our investments are performing, we add back depreciation expense on our relatively small portfolio of real estate held for lease. This is similar to the way traditional property real estate investment trusts add back depreciation charges on their large holdings of real estate to arrive at the typically used metric, funds from operations or “FFO.” Like traditional property REITs, we believe that depreciation charges, particularly on real property, are not necessarily indicative of the operating performance of these properties and need to be excluded to better gauge such operating performance. Similarly, gains, if any, are excluded, as is the impact of dilution of our Series B preferred shares, if present. This is all done with the intent to convey how the Company is performing from reporting period to reporting period.

Yolanda Crittendon
August 26, 2005

c.	We described in some detail immediately above why we exclude depreciation charges from operating income in order to improve the usefulness of this non-GAAP financial measure. Gains from asset sales and CMO redemptions are also excluded because, as we state in the accompanying note to this measure, “[g]ains are excluded because they are considered non-operating in nature and the amount and timing of any such gains are dependent upon investment strategies and market conditions.” Note also that by the end of 2003 we had redeemed nearly all outstanding CMO issues that gave rise to gains in years 2002 and 2003 and no such gains were recorded in 2004.

The remaining adjustment made to arrive at operating income per common share involves excluding the dilutive effects of the Series B preferred shares, if present. Again as stated in the accompanying note, this approach helps make this measure more useful “because it is not economically advantageous to convert these shares at market prices of both the common shares and Series B preferred shares; therefore, few, if any, Series B preferred share conversions are expected.”
As noted above in the first paragraph to this response, we did include a quantitative reconciliation for this non-GAAP financial measure in our filing. Unfortunately, we inadvertently omitted the following cross-reference to this reconciliation in the accompanying note to the measure as we had in past filings: “(see “Comparison of Operating Income and Diluted Income per Common Share”).” We will ensure that such reference is made in all future filings with the Commission.
     In connection with the above responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yolanda Crittendon
August 26, 2005

     We respectfully submit the foregoing for your consideration in response to your comment letter dated August 2, 2005. If you have any further questions concerning this filing, please contact me at (214) 874-2350.

Sincerely,
/s/ PHILLIP A. REINSCH
Phillip A. Reinsch Chief Financial Officer

cc:	Cicely Lucky — U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs — Capstead Mortgage Corporation (via facsimile)
David Barbour — Andrews Kurth LLP (via facsimile)
Muriel C. McFarling — Andrews Kurth LLP (via facsimile)
Howard Altshuler — Ernst Young (via facsimile)